

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE
Mail Stop 3010

October 7, 2009

Alan F. Feldman
Chief Executive Officer
Resource Real Estate Opportunity REIT, Inc.
One Crescent Drive, Suite 203
Philadelphia, PA 19112

> **Re: Resource Real Estate Opportunity REIT, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed September 15, 2009**
> **File No. 333-160463**

Dear Mr. Feldman:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter. Please note that the page numbers referenced in our comments correlate to the page numbers found in the courtesy copies that you provided us.

General

1.   We note your disclosure on page 136 that you plan to commence a private placement prior to the commencement of this initial public offering. Please provide us with a detailed legal analysis of whether the private offering should be integrated with the public offering. Please note that the filing of a registration statement may be viewed as the commencement of a public offering and a general solicitation. Please refer to Securities Act Release 33-8828 (August 3, 2007), located at http://www.sec.gov/rules/proposed/2007/33-8828fr.pdf.

Prospectus Summary, page 1

What are the market opportunities for Resource Real Estate Opportunity REIT?, page 3

2.   We note your statements regarding delinquency rates, maturity dates and sales volumes. Please provide for our review copies of all third party supporting materials referenced in your prospectus. Please highlight the relevant portions of these materials that support your disclosure.

3.   We note your statement on page 4 that you expect to identify and capitalize on what you believe to be mispricings in the market while employing conservative underwriting criteria. Please revise to describe your conservative underwriting criteria.

Will your advisor make an investment in us?, page 7

4.   We note your response to comment 10 in our letter dated July 30, 2009. Please include a cross-reference in your disclosure to the appropriate page of the summary compensation table that discusses this investment. Furthermore, your response indicates that the summary compensation table describes that the purpose of the convertible shares is a means by which your advisor can receive its incentive fee. This is not entirely clear from the disclosure in your summary compensation table. Please revise that portion of your table on page 17 accordingly.

What are the fees that you pay to the advisor and its affiliates?, page 14

5.   We note your response to comment 12 in our letter dated July 30, 2009 that the debt financing fee is dependent upon many factors, such as whether the debt is incurred in connection with the acquisition of a property or subsequent to the acquisition. Please include similar disclosure in the narrative summary or a footnote to your summary compensation table.

Prior Performance Summary, page 143

6.   We note your response to comment 27 in our letter dated July 30, 2009 and your disclosure that RAIT Financial was sponsored by Resource America more than 10 years ago. We further note that, as of December 2006, RAIT Financial is no longer affiliated due to a merger. Please note that it may be appropriate to include prior performance information for RAIT Financial if it closed an offering in the last 10 years. Please tell us the date of the last offering of RAIT Financial prior to the merger in December 2006.

7.   We note your disclosure regarding Resource Capital Corp. on page 146. Please revise your disclosure to provide additional information regarding the whole loans and the other real estate related assets held by it. For example, please provide the type of loans held, the unpaid principal balance, annual yield, whether the properties securing the mortgage loans were vacant or rental properties and the geographic locations of the properties securing the loans. In addition, as applicable, please disclose the number of loans that are in default, the past-due period, the number that are in foreclosure and quantify the loan losses and any provisions for loan losses.

8.   We note your response to comment 28 in our letter dated July 30, 2009. The revisions to your prospectus do not disclose that one of the subordinated notes owned by Resource Real Estate Investors 6, L.P. has been placed on non-accrual status. Please revise or advise.

9.   We note your disclosure regarding adverse business developments beginning on page 153. Please revise to quantify and describe losses from your prior programs and provide a more specific discussion of any loans or advances from Resource Capital Partners, Inc. or its affiliates that were used to paid distributions.

Item 36. Financial Statements and Exhibits, page II-3

Draft of Tax Opinion

10.   We note the disclosure in the opinion that counsel has reviewed such other documents to render the tax opinion. Please revise to specifically address which documents were relied upon in rendering the tax opinion.

11.   We note the assumption on page 2 that the company is a duly formed corporation under the laws of the State of Maryland. Please note that it is not appropriate to include assumptions that are readily ascertainable. Please revise accordingly.

12.   We note the statement on page 3 that: "The Opinion is rendered to you and may not be quoted in whole or in part or otherwise referred to, nor be filed with, or

furnished to, any other person or entity." Language that serves to limit or implies that the opinion is only for the benefit of certain persons is not appropriate. Please revise accordingly.

* * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact William Demarest at (202) 551-3432 or Eric McPhee at (202) 551-3693 if you have questions regarding comments on the financial statements and related matters. With respect to questions relating to the Investment Company Act, please contact Rochelle Plesset in the Division of Investment Management at (202) 551-6840. Please contact Erin Martin at (202) 551-3391 or me at (202) 551-3401 with any other questions.

Sincerely,

Jennifer Gowetski
Senior Counsel

cc: Robert Bergdolt, Esq.
     R. Neil Miller, Esq.
     DLA Piper LLP (US)
     Via facsimile (202) 799-5215